

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April 2, 2009

Mr. Walter C. Goodrich
Chief Executive Officer
Goodrich Petroleum Corporation
808 Travis, Suite 1320
Houston, Texas 77002

   Re: **Goodrich Petroleum Corporation**
      Form 10-K for Fiscal Year Ended December 31, 2007
      Filed March 13, 2008
      File No. 1-12719

Dear Mr. Goodrich:

   We have completed our review of your Form 10-K for the year ended December 31, 2007, and related filings and have no further comments at this time.

          Sincerely,

          H. Roger Schwall
          Assistant Director